OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

DRILLING BEGINS AT MIRANDA GOLD CORP’S RED HILL PROJECT

Vancouver, BC, Canada – September 4, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that drilling has commenced at the Red Hill project, under an exploration funding agreement with Barrick Gold Exploration Inc. (“Barrick”). The drill program will encompass 2 holes totaling approximately 4,500 to 5,000 ft (1372 to 1524 m).

The program is designed to better understand the gold system that was discovered in hole BRH-013, which in 2006 intercepted 45 ft 0.237 oz Au/t from 1,920 to 1,965 ft (13.7 m of 8.105 g Au/t from 585 to 599 m). Drilling will continue to evaluate a west-northwest striking resistivity anomaly, which coincides with a west-northwest to north-south striking bedrock high, a gravity gradient low, and a swarm of igneous dikes.  From BRH-013, the proposed holes are approximately 1,000 ft (305 m) to the southeast and 2,450 ft (750 m) to the west.  An exploration summary map of the past and current drilling can be viewed on the Miranda website at http://www.mirandagold.com/s/Image.asp?i=photos/Red_Hill_Fig6_2008.jpg&id=309218.

Barrick's drilling at Red Hill is part of a larger program near BRH-013 that includes drilling on third-party lands adjoining to the west.

The Red Hill project comprises 79 lode mining claims that are located in the JD Window of the northeast Simpson Park Range. These claims cover the eastern margin of the lower-plate Paleozoic carbonate rocks within the window. Extensive hydrothermal activity has caused clay alteration, decalcification, widespread iron oxide staining and silicification. The JD window is one of a belt of several lower plate carbonate windows that extend 30 miles through the Shoshone, Cortez and Simpson Park Ranges and fall within a projection of the Cortez Trend.

Miranda currently has drills turning at Horse Mountain with our partner Newcrest Resources, Inc. and now at Red Hill.  Drill assays are pending from the Coal Canyon drill program which was completed last month by our partner Queensgate Resources Corporation.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., Newcrest Resources Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.